Exhibit 99.1

SPORTRADAR REPORTS STRONG SECOND QUARTER 2023 RESULTS

Delivered 23% revenue, 42% Adjusted EBITDA growth for first six months

On track to deliver record annual revenue

Annual outlook reaffirmed with growth of 24% to 26% for revenue and 25% to 33% for Adjusted EBITDA

ST. GALLEN, Switzerland, August 9, 2023 – Sportradar Group AG (NASDAQ: SRAD) (“Sportradar” or the “Company”), a leading global sports technology company focused on creating immersive experiences for sports fans and bettors, today, announced financial results for its second quarter ended June 30, 2023.

Carsten Koerl, Chief Executive Officer of Sportradar said: “We are very proud of our strong performance during the first half of 2023 and remain on track to achieve the highest annual revenue in the Company’s history. We hold a pivotal position in the global sports ecosystem and believe our talent, technology and diverse product offering positions us for strong future growth as we continue to execute against our strategic initiatives.”

Second Quarter 2023 Financial Highlights

•	Revenue in the second quarter of 2023 increased 22% to €216.4 million compared with the second quarter of 2022 with growth across all segments.

•	The Company’s customer Net Retention Ratio (NRR) remained at 120% in the second quarter of 2023, compared with the first quarter of 2023, demonstrating the Company’s strength in cross selling and upselling to its clients.

•	Total Profit from continuing operations, which included an €8.0 million one-time loss on disposal of an equity investment, decreased €22.8 million compared with the same quarter last year. The primary driver for the decrease was a net negative impact from foreign exchange rates. The Company’s Adjusted EBITDA[1] for the same period increased 46% to €40.1 million compared with the second quarter of 2022, primarily due to strong revenue growth and higher operating leverage.

•	Total Profit from continuing operations, as a percentage of revenue, for the second quarter of 2023 was 0% compared with 13% for the same quarter last year. Adjusted EBITDA margin[1] was 19% in the second quarter of 2023, an increase of almost 300 bps, compared with 16% in the prior year period.

•	As of June 30, 2023, Sportradar had total liquidity of €484 million including cash and cash equivalents of €264 million, and an undrawn credit facility of €220 million.

Key Financial Metrics

	Q2	Q2	Change
In millions, in Euros €	2023	2022	%
Revenue	216.4	177.2	22%
Profit for the period from continuing operations	0.03	22.8	(100)%
Profit for the period from continuing operations as a percentage of revenue	0%	13%	-
Adjusted EBITDA[1]	40.1	27.6	46%
Adjusted EBITDA margin[1]	19%	16%	-
Net Retention Rate[1]	120%	118%	-

1 Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

Recent Company Highlights

•	Sportradar continued to deepen its relationships with U.S. operators, including an expansion of its long-standing agreement with Caesar’s Entertainment, establishing the Company as the official supplier of betting data from leagues including the NBA, MLB, and NHL. The Company’s recent signings demonstrate its commitment to delivering engaging experiences for its clients while effectively monetizing its league partnerships through the value-added creation of innovative products and solutions.

•	Sportradar was selected as the exclusive global betting partner by CONMEBOL, the governing body of ten National Soccer Associations in South America, to enhance the accessibility and engagement of South American football for a broader global audience.

•	Sportradar was appointed as the official technology partner by the Delhi Capitals. The new three-year partnership will provide innovative video technology to develop cricket talent. Sportradar continues to build relationships in emerging markets such as India with strong sports fan bases.

•	Sportradar organized its inaugural Elite Prep Basketball Tournament, the “Sportradar Showdown,” held in Las Vegas in July. The tournament brought together exceptional amateur basketball teams under the Under Amour Association, Adidas 3SSB, and NBA Academy, and showcased Sportradar’s Synergy technology, capturing extensive data throughout the tournament and offering valuable insights for the use of college coaches and NBA talent scouts.

•	The Company won multiple awards in the second quarter. Sportradar was named `Acquisition & Retention Partner of the Year’ by EGR North America, won the `Live Betting & Gaming Product Award’ and the `Sports Data Product Award’ from SBC North America, received the `Live Streaming Supplier Award’ at the EGR B2B Awards and, ORAKO Sportsbook solution was selected as `Best Sports Betting Technology of the Year’ at the 2023 Sports Technology Awards.

Segment Information

RoW Betting

•	Segment revenue in the second quarter of 2023 increased by 20% to €114.1 million compared with the second quarter of 2022. This growth was driven primarily by increased sales of the Company’s higher value-add offerings including MBS, which increased 25% to €41.1 million, as well as Live Odd and Live Data products which grew 19% year over year.

•	Segment Adjusted EBITDA[1] in the second quarter of 2023 increased by 18% to €51.0 million compared with the second quarter of 2022. Segment Adjusted EBITDA margin[1] remained at 45% year over year.

RoW Audiovisual (AV)

•	Segment revenue in the second quarter of 2023 increased by 25% to €49.6 million compared with the second quarter of 2022. Revenue growth was driven by the new CONMEBOL deal and growth in sales to new and existing customers.

•	Segment Adjusted EBITDA[1] in the second quarter of 2023 increased 26% to €16.4 million compared with the second quarter of 2022. Segment Adjusted EBITDA margin[1] remained at 33% year over year.

United States

•	Segment revenue in the second quarter of 2023 increased by 31% to €38.0 million compared with the second quarter of 2022. Results were primarily driven by growth of 105% collectively in betting and gaming, and audiovisual products.

•	Segment Adjusted EBITDA[1] in the second quarter of 2023 was €5.4 million compared with a loss of (€5.5) million in the second quarter of 2022, indicating the strong improvement in operational leverage in the U.S. business model despite continuous investment. Segment Adjusted EBITDA margin[1] improved to 14% from (19%), compared with the second quarter of 2022.

1 Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

The tables below show the information related to each reportable segment for the three and six month periods ended June 30, 2022 and 2023.

	Three Months Ended June 30, 2022
in €'000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	95,513	39,741	29,066	164,320	12,869	177,189
Segment Adjusted EBITDA	43,324	13,053	(5,498)	50,879	(4,899)	45,980
Unallocated corporate expenses(1)						(18,427)
Adjusted EBITDA[1]						27,553
Adjusted EBITDA margin[1]	45%	33%	(19)%	31%	(38)%	16%

	Three Months Ended June 30, 2023
in €'000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	114,149	49,569	37,959	201,677	14,757	216,434
Segment Adjusted EBITDA	51,041	16,418	5,441	72,900	(2,560)	70,340
Unallocated corporate expenses(1)						(30,238)
Adjusted EBITDA[1]						40,102
Adjusted EBITDA margin[1]	45%	33%	14%	36%	(17)%	19%

	Six Months Ended June 30, 2022
in €'000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	182,250	85,664	54,733	322,647	22,418	345,065
Segment Adjusted EBITDA	87,942	21,987	(11,920)	98,009	(8,613)	89,396
Unallocated corporate expenses(1)						(35,142)
Adjusted EBITDA[1]						54,254
Adjusted EBITDA margin[1]	48%	26%	(22)%	30%	(38)%	16%

	Six Months Ended June 30, 2023
in €'000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	222,649	94,123	77,696	394,468	29,530	423,998
Segment Adjusted EBITDA	98,429	27,759	12,265	138,453	(5,707)	132,746
Unallocated corporate expenses(1)						(55,973)
Adjusted EBITDA[1]						76,773
Adjusted EBITDA margin[1]	44%	29%	16%	35%	(19)%	18%

1 Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

(1) Unallocated corporate expenses primarily consist of salaries and wages for management, legal, human resources, finance, office, technology and other costs not allocated to the segments.

Annual Financial Outlook

Sportradar reaffirmed its annual outlook range provided on March 15, 2023, for revenue and Adjusted EBITDA1 for fiscal 2023 as follows:

•	Revenue in the range of €902.0 million to €920.0 million, representing growth of 24% to 26% over fiscal 2022.

•	Adjusted EBITDA[1] in a range of €157.0 million to €167.0 million, representing 25% to 33% growth versus last year.

•	Adjusted EBITDA margin[1] in the range of 17% to 18%.

Conference Call and Webcast Information

Sportradar will host a conference call to discuss the second quarter 2023 results today, August 9, 2023, at 8:00 a.m. Eastern Time. Those wishing to participate via webcast should access the earnings call through Sportradar’s Investor Relations website. An archived webcast with the accompanying slides will be available at the Company’s Investor Relations website for one year after the conclusion of the live event.

About Sportradar

Sportradar Group AG (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the NBA, NHL, MLB, NASCAR, UEFA, FIFA, Bundesliga, ICC and ITF, Sportradar covers close to a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

CONTACT:

Investor Relations:
Rima Hyder, SVP Head of Investor Relations

Christin Armacost, CFA, Manager Investor Relations
investor.relations@sportradar.com

Media:
Sandra Lee, EVP of Global Communications
comms@sportradar.com

Non-IFRS Financial Measures and Operating Metrics

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA and Adjusted EBITDA margin, as well as operating metrics, including Net Retention Rate. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

1 Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the financial statement tables included below in this press release.

•	“Adjusted EBITDA” represents profit for the period from continuing operations adjusted for share based compensation, depreciation and amortization (excluding amortization of sports rights), impairment loss on other financial assets, remeasurement of previously held equity-accounted investee, non-routine litigation costs, professional fees for SOX and ERP implementations, one-time charitable donation for Ukrainian relief activities, share of loss of equity-accounted investee (SportTech AG), loss on disposal of equity-accounted investee (SportTech AG), foreign currency (gains) losses, finance income and finance costs, and income tax expense (benefit) and certain other non-recurring items, as described in the reconciliation below.

License fees relating to sports rights are a key component of how we generate revenue and one of our main operating expenses. Such license fees are presented either under purchased services and licenses or under depreciation and amortization, depending on the accounting treatment of each relevant license. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. Our presentation of Adjusted EBITDA removes this difference in classification by decreasing our EBITDA by our amortization of sports rights. As such, our presentation of Adjusted EBITDA reflects the full costs of our sports right's licenses. Management believes that, by deducting the full amount of amortization of sports rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results of the respective segments relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

•	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

In addition, we define the following operating metric as follows:

•	“Net Retention Rate” is calculated for a given period by starting with the reported Trailing Twelve Month revenue, which includes both subscription-based and revenue sharing revenue, from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve-month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Net Retention Rate.

The Company is unable to provide a reconciliation of Adjusted EBITDA to profit (loss) for the period, its most directly comparable IFRS financial measure, on a forward- looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include but are not limited to foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, and expected performance for the full year 2023. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control, including the impact of the Russia/Ukraine and other military conflicts and foreign exchange rate fluctuations; the global COVID-19 pandemic and its adverse effects on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; risks related to future acquisitions; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands of Euros)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2023	2022	2023
Continuing operations
Revenue	177,189	216,434	345,065	423,998
Purchased services and licenses (excluding depreciation and amortization)	(43,240)	(44,550)	(80,076)	(92,985)
Internally-developed software cost capitalized	4,768	5,923	8,776	11,250
Personnel expenses	(64,442)	(84,397)	(116,696)	(161,865)
Other operating expenses	(21,172)	(20,934)	(40,679)	(42,183)
Depreciation and amortization	(49,102)	(52,114)	(101,572)	(99,762)
Impairment (loss) gain on trade receivables, contract assets and other financial assets	378	(2,823)	(634)	(3,900)
Remeasurement of previously held equity-accounted investee	7,698	-	7,698	-
Share of (loss) profit of equity-accounted investees	4	(1,344)	(97)	(3,699)
Loss on disposal of equity-accounted investee	-	(8,018)	-	(8,018)
Foreign currency gains (losses), net	18,436	(1,182)	28,855	(4,901)
Finance income	638	1,717	724	6,601
Finance costs	(9,212)	(7,077)	(18,134)	(12,118)
Net income before tax from continuing operations	21,943	1,635	33,230	12,418
Income tax (expense) benefit	873	(1,602)	(2,206)	(5,575)
Profit for the period from continuing operations	22,816	33	31,024	6,843
Discontinued operations
Profit from discontinued operations	-	43	-	43
Profit for the period	22,816	76	31,024	6,886
Other Comprehensive Income (Loss)
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit liability	1,433	(89)	1,451	(89)
Related deferred tax expense (benefit)	(207)	11	(210)	11
	1,226	(78)	1,241	(78)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustment attributable to the owners of the company	6,117	2,810	7,803	(357)
Foreign currency translation adjustment attributable to non-controlling interests	55	6	4	9
	6,172	2,816	7,807	(348)
Other comprehensive income (loss) for the period, net of tax	7,398	2,738	9,048	(426)
Total comprehensive income for the period	30,214	2,814	40,072	6,460

Profit (Loss) attributable to:
Owners of the Company	22,790	88	30,912	6,910
Non-controlling interests	26	(12)	112	(24)
	22,816	76	31,024	6,886
Total comprehensive income (loss) attributable to:
Owners of the Company	30,133	2,820	39,956	6,475
Non-controlling interests	81	(6)	116	(15)
	30,214	2,814	40,072	6,460

Profit and Profit from continuing operations per Class A share attributable to owners of the Company
Basic	0.08	0.00	0.10	0.02
Diluted	0.07	0.00	0.10	0.02
Profit and Profit from continuing operations per Class B share attributable to owners of the Company
Basic	0.01	0.00	0.01	0.00
Diluted	0.01	0.00	0.01	0.00

Weighted-average number of shares (in thousands)
Weighted-average number of Class A shares (basic)	206,989	206,985	206,597	206,519
Weighted-average number of Class A shares (diluted)	217,625	219,510	217,339	218,663
Weighted-average number of Class B shares (basic and diluted)	903,671	903,671	903,671	903,671

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Euros)

	December 31,	June 30,
	2022	2023
Assets
Current assets
Cash and cash equivalents	243,757	263,746
Trade receivables	63,412	63,675
Contract assets	50,482	58,668
Other assets and prepayments	42,913	34,883
Income tax receivables	1,631	1,430
	402,195	422,402
Non-current assets
Property and equipment	37,887	38,343
Intangible assets and goodwill	843,632	842,809
Equity-accounted investee	33,888	-
Other financial assets and other non-current assets	44,445	47,670
Deferred tax assets	27,014	24,735
	986,866	953,557
Assets held for sale	-	7,185
Total assets	1,389,061	1,383,144
Current liabilities
Loans and borrowings	7,361	7,887
Trade payables	204,994	181,230
Other liabilities	65,268	58,818
Contract liabilities	23,172	28,187
Income tax liabilities	8,693	8,994
	309,488	285,116
Non-current liabilities
Loans and borrowings	15,484	14,385
Trade payables	269,917	274,525
Other non-current liabilities	10,695	7,150
Deferred tax liabilities	26,048	24,635
	322,144	320,695
Liabilities related to assets held for sale	-	287
Total liabilities	631,632	606,098

Ordinary shares	27,323	27,369
Treasury shares	(2,705)	(7,180)
Additional paid-in capital	590,191	600,429
Retained earnings	117,155	130,868
Other reserves	19,624	19,195
Reserves related to assets held for sale	-	145
Equity attributable to owners of the Company	751,588	770,826
Non-controlling interest	5,841	6,220
Total equity	757,429	777,046
Total liabilities and equity	1,389,061	1,383,144

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Euros)

	Six Months Ended June 30,
	2022	2023
OPERATING ACTIVITIES:
Profit for the period from continuing operations	31,024	6,843
Profit for the period from discontinued operations	-	43
Profit for the period	31,024	6,886
Adjustments to reconcile profit for the year to net cash provided by operating activities:
Income tax expense	2,206	5,575
Interest income	(724)	(3,451)
Interest expense	18,125	10,357
Impairment losses on financial assets	176	3,900
Remeasurement of previously held equity-accounted investee	(7,698)	-
Other financial income, net	(126)	-
Foreign currency loss (gain), net	(28,855)	4,901
Amortization of intangible assets	95,884	93,101
Depreciation of property and equipment	5,688	6,661
Equity-settled share-based payments	12,687	19,661
Share of loss of equity-accounted investees	97	3,699
Loss on disposal of equity-accounted investee	-	8,018
Other	(1,232)	(8,260)
Cash flow from operating activities before working capital changes, interest and income taxes	127,252	151,048
Increase in trade receivables, contract assets, other assets and prepayments	(19,602)	(5,101)
Decrease in trade and other payables, contract and other liabilities	(3,409)	(4,735)
Changes in working capital	(23,011)	(9,836)
Interest paid	(17,355)	(9,611)
Interest received	735	3,454
Income taxes paid, net	(3,198)	(4,855)
Net cash from operating activities	84,423	130,200
INVESTING ACTIVITIES:
Acquisition of intangible assets	(70,587)	(94,207)
Acquisition of property and equipment	(1,565)	(3,246)
Acquisition of subsidiaries, net of cash acquired	(47,732)	(12,286)
Acquisition of financial assets	-	(3,716)
Proceeds from disposal of equity-accounted investee	-	15,172
Collection of loans receivable	120	41
Issuance of loans receivable	-	(204)
Collection of deposits	20	243
Payment of deposits	(59)	(100)
Net cash used in investing activities	(119,803)	(98,303)
FINANCING ACTIVITIES:
Payment of lease liabilities	(3,183)	(3,283)
Acquisition of non-controlling interests	(28,246)	-
Principal payments on bank debt	(289)	(437)
Purchase of treasury shares	(677)	(6,339)
Change in bank overdrafts	27	80
Net cash used in financing activities	(32,368)	(9,979)
Net (decrease) increase in cash	(67,748)	21,918
Cash and cash equivalents as of January 1	742,773	243,757
Effects of movements in exchange rates	40,535	(1,929)
Cash and cash equivalents as of June 30	715,560	263,746

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is profit for the period from continuing operations:

	Three Months Ended June 30,		Six Months Ended June 30,
Adjusted EBTIDA reconciliation: in €'000	2022	2023	2022	2023
Profit for the period from continuing operations	22,816	33	31,024	6,843
Share based compensation	8,776	11,108	12,687	20,062
Litigation costs[1]	1,887	-	3,171	-
Professional fees for SOX and ERP implementations	1,114	59	2,539	304
One-time charitable donation for Ukrainian relief activities	-	-	147	-
Depreciation and amortization	49,102	52,114	101,572	99,762
Amortization of sport rights	(37,857)	(40,920)	(80,125)	(78,110)
Share of loss of equity-accounted investee[2]	-	1,344	-	3,699
Loss on disposal of equity-accounted investee	-	8,018	-	8,018
Impairment loss on other financial assets	148	202	176	202
Remeasurement of previously held equity-accounted investee	(7,698)	-	(7,698)	-
Foreign currency (gains) loss, net	(18,436)	1,182	(28,855)	4,901
Finance income	(638)	(1,717)	(724)	(6,601)
Finance costs	9,212	7,077	18,134	12,118
Income tax expense (benefit)	(873)	1,602	2,206	5,575
Adjusted EBITDA	27,553	40,102	54,254	76,773

(1) Includes legal related costs in connection with a non-routine litigation.

(2) Related to equity-accounted investee SportTech AG.

The most directly comparable IFRS measure of Adjusted EBITDA margin is profit for the period from continuing operations as a percentage of revenue as disclosed below:

	Three Months Ended June 30,		Six Months Ended June 30,
in €'000	2022	2023	2022	2023
Profit for the period from continuing operations	22,816	33	31,204	6,843
Revenue	177,189	216,434	345,065	423,998
Profit for the period from continuing operations as a percentage of revenue	13%	0%	9%	2%